CHAMBERLAIN, HRDLICKA, WHITE, WILLIAMS & MARTIN
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
Attorneys at Law
1200 SMITH STREET, SUITE 1400
HOUSTON, TEXAS 77002-4496
(713) 658-1818 (800) 342-5829	HOUSTON
(713) 658-2553 (FAX)	ATLANTA
chwwm@chamberlainlaw.com

James J. Spring, III
ATTORNEY AT LAW
DIRECT DIAL NO.(713) 658-2572
E-MAIL: j.spring@chamberlainlaw.com

January 19, 2006

Ms. Cecilia D. Blye
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D. C. 20549-5546

Re:                               Geokinetics Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Form 8-K dated November 30, 2005
File No. 0-9268

Dear Ms. Blye:

On behalf of Geokinetics, Inc., a Delaware corporation (the “Company”), we hereby respond to your letter dated December 29, 2005 (the “Comment Letter”), which sets forth a comment by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Form 8-K and Annual Report.  Specifically, the Staff noted that page 25 of the Investor Presentation (the “Investor Presentation”) attached as Exhibit 99.2 to the November 30, 2005 Form 8-K suggests that the Company’s wholly owned subsidiary, Geophysical Development Corporation (“GDC”), has done business with Iran and Syria.  The Staff has asked the Company to describe in further detail the (1) the extent and nature of its past, current, and anticipated contacts with Iran and Syria and (2) the materiality of its contacts with Iran and Syria, and whether those contacts, individually or in the aggregate, constitute a material investment risk for the Company’s securityholders.  As further described below, the Company, individually, and through GDC, has had little, if any, direct exposure to contacts in Iran and Syria.  Further, such exposure has been minimal and fails to create a material investment risk for the Company’s securityholders.

A.            BACKGROUND

GDC is a Houston, Texas-based entity created in 1981 to provide seismic data processing, software and consultation services.  The Company acquired the stock of GDC in

April 1998 from its four owners, Fred J. Hilterman, N. Wayne Lauritzen, Reginald N. Neale and John W.C. Sherwood (each a “Seller,” and collectively, the “Sellers”).

B.            IRAN

After diligent research by the Company, the following are the only contacts that the Company, GDC or the Sellers have had involving Iran:

1.             From 1979 through 1981 (prior to the organization of GDC), Mr. Hilterman worked for Dames & Moore, a New Jersey based engineering services provider, as a consultant.  While employed by Dames & Moore, Mr. Hilterman was retained to evaluate a geotechnical survey of a proposed nuclear power plant located in Iran.  After evaluating the geophysical survey, Mr. Hilterman testified before the Iranian Nuclear Regulatory Court that the proposed project site rested on a major fault line.  Mr. Hilterman understands that project was subsequently abandoned.  Since 1981, Mr. Hilterman has had no further contacts, projects, assignments, or the like, that involved Iran.

2.             In March, 2005 GDC (UK) Ltd. (“GDC UK”), a wholly owned subsidiary of GDC, entered into a contract with Statoil ASA, an oil and gas company headquartered in Stavanger, Norway to process a small amount of offshore Iran data.  The actual data processing is being conducted at GDC UK’s office in Woking, England and the project is being handled directly through Statoil ASA.  The project commenced in April 2005, is expected to continue until the end of February 2006 and is anticipated to be worth approximately $52,000.  In comparison, the Company’s total estimated 2005 revenue was approximately $61,800,000.  No officer, employee or agent of the Company, GDC or GDC UK has had any direct contact with Syria or any Syrian company as part of this project and, when processing is completed, the seismic data will be returned directly to Statoil ASA not Syria.

C.            SYRIA

After diligent research by the Company, the following are the only contacts the Company, GDC or the Sellers had involving Syria:

1.             In 1999, the Company proposed a joint venture to the Syrian Petroleum Company (“Syrian Petroleum”).  The Company proposed building a Syrian in-country processing center, which would eliminate the need to send Syrian data to other countries for processing.  Mr. Neale, who at the time was an officer of GDC, made a visit to Damascus, Syria in early 1999 to discuss and present the potential benefits of entering into a joint venture with the Company to representatives of Syrian Petroleum.  Michael A. Dunn, Vice President of the Company since 1997, had contacts with Al Furat Petroleum Company (“AFPC”) during his previous eighteen year employment with Shell Oil Company, an affiliate of AFPC.  If the Company had been successful in creating a joint venture to operate a seismic data processing center in Syria with Syrian Petroleum, the Company proposed providing its processing services to other Syrian companies such as AFPC as well.

Elias Shaheen, who was not an employee or agent of the Company, but was involved in the Syrian petroleum market, arranged meetings for the Company to present its proposed processing center to representatives of Syrian Petroleum and AFPC.  In June 1999, Mr. Dunn and Thomas J. Concannon, Vice President and Chief Financial Officer of the Company since 1997, traveled to Damascus, Syria for approximately a week to present the Company’s proposal to Syrian Petroleum and AFPC.  During the first three days of their trip, Messrs. Dunn and Concannon presented the Company’s proposal to representatives of Syrian Petroleum and AFPC.  In the remaining days of their trip, Messrs. Dunn and Concannon used previously acquired seismic data, none of which originated from Iran or Syria, to illustrate to employees of Syrian Petroleum and AFPC the Company’s available processing services.  Mr. Dunn subsequently sent a proposed joint venture agreement to representatives of Syrian Petroleum, but received no response to his proposal.  No joint venture was ever completed, no data processing center was established, and the Company, directly or through GDC, had no further contacts with Syrian Petroleum regarding its original proposal.

2.             In February 2005, GDC UK bid (the “GDC UK Bid”) on a proposed data processing project with Inseis Terra, a Norwegian company (“Inseis Terra”), which planned to acquire offshore Syrian data.  The proposed project involved a contract agreement solely with Inseis Terra, and had no involvement, directly or indirectly, with Syrians.  Under GDC UK’s Bid, its personnel would process the data in the UK and the reprocessed data would be sent directly to the customer and not to Syrians.  Subsequently, Inseis Terra rejected the GDC UK Bid and GDC UK never processed the Syrian data.

D.            ANALYSIS

GDC has used page 25 of the Investor Presentation for general marketing purposes only.  It has been revised to delete the references to Syrian.  Although page 25 of the Investor Presentation may suggest that the Company has had, has or anticipates having contacts in Iran and Syria, the facts above establish otherwise.

Mr. Hilterman’s employment with Dames & Moore in the late seventies and early eighties predated and was wholly unrelated to the business of GDC.  GDC UK is processing a small amount of seismic data for Statoil ASA that originated offshore Iran.  The project is being conducted directly through Statoil ASA without any direct or indirect contact with Iranians and the data is being processed in Woking, England.  When processing has been completed, the data will be returned to Statoil ASA, not Iran.  Further, the project’s value of approximately $52,000 is minimal compared to the Company’s estimated 2005 annual revenue of approximately $61,800,000.

In regard to Syrian contacts, the Company has not processed any seismic data for a Syrian company.  Further, the Company has never processed Syrian data for any other company.

E.             CONCLUSION

As described above, the Company has had little, if any, contact with Iran and Syria.  Such contacts fail to create a material investment risk for the Company’s securityholders.

In accordance with the requests set forth in the Comment Letter, attached here to is a statement from the Company acknowledging its responsibilities for the adequacy and accuracy of its disclosures under the Securities Exchange Act of 1934, as amended.

Please contact the undersigned at (713) 658-2572 or Angelina Zinn at (713) 356-1764 should you require further information or any questions.

Very truly yours,

CHAMBERLAIN, HRDLICKA, WHITE,
WILLIAMS & MARTIN

/s/ James J. Spring, III
James J. Spring, III

JJS:

cc:           Mr. Thomas J. Concannon

ACKNOWLEDGEMENT

In connection with the letter dated December 29, 2005 (the “Comment Letter”), addressed to Geokinetics Inc. (the “Company”), which sets forth a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned, Thomas J. Concannon, Vice President and Chief Financial Officer of the Company, hereby acknowledge on behalf of the Company that:

(1)                                  The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings under the Securities and Exchange Act of 1934, as amended, including the Form 10-KSB for the fiscal year ended December 31, 2004, (the “Form 10-KSB”) and Form 8-K dated November 30, 2005 (the “Form 8-K,” and together with the Form 10-KSB, the “Filings”);

(2)                                  The Comment Letter, including the Staff comment contained therein, does not foreclose the Commission from taking any action with respect to the Company’s Filings; and

(3)                                  The Company, may not assert the Comment Letter, including the Staff comment contained therein, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States pertaining to the Company’s Filings.

GEOKINETICS INC.

Dated: January 19, 2006	By:	/s/ Thomas J. Concannon
Thomas J. Concannon
Vice President and Chief Financial Officer